ИРКУТСКЭНЕРГО

ИРКУТСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ (ОАО "ИРКУТСКЭНЕРГО")

Number 82-4458 (12g3-2(b))

07.12.2006 № 097-26/13670

На № ____________ от ____________

07020734

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail top 3-9
Washington. D.C. 20549
U.S.A.

Re: Exemption No.: 82-4458 (12g3-2(b))

SUPPL

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the 9 months of 2006 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

Attachment:
Financial report and financial results of JSC Irkutskenergo for the 9 months of 2006.

Sincerely,

General director of
JSC Irkutskenergo

Sergey V. Emdin

PROCESSED
FEB 0 5 2007
THOMSON
FINANCIAL

Putintsev V.
(3952) 790-586

Сухэ-Батора ул., д.3, Иркутск, 664025. Телеграфный: 231151 «ФАЗА». Тел.: (395-2) 790-201, 790-300
Факс: (395-2) 790-899. E-mail: idkan@irkutskenergo.ru. http://www.irkutskenergo.ru
ОКПО 00105348. ОГРН 1023801003313. ИНН/КПП 3800000220/997450001

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION
«IRKUTSKENERGO»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 9 months of 2006 (in thousands of Rubles)

Balance Sheet, for the 9 months of 2006 (in thousands of Rubles)

ASSETS	01/01/2006	09/30/2006
Intangible Assets	0	0
Property, Plants & Equipment	41 866 411	22 564 774
Capital investments in progress	1 829 322	2 730 073
Long-Term Investments	2 272 478	22 555 614
Other assets	525 649	606 430
Inventories	1 801 964	1 439 717
Value-added Tax	705 328	123 697
Accounts Receivable	3 212 436	3 539 441
Short-Term Investments	223 340	269 170
Cash	1 570 894	1 280 683
TOTAL ASSETS	54 007 822	55 109 599
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 643 554	40 649 217
Reserve Funds	1 191 702	1 191 702
Retained Earnings	2 449 705	3 881 894
Fixed liabilities	537 923	597 805
Short-Term Debt	813 800	555 600
Accounts Payable	3 576 449	3 430 387
Backlog to the participants for profit discharging	4 742	34 896
Future terms incomes	23 139	1 290
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	54 007 822	55 109 599

FINANCIAL RESULTS
for the 9 months of 2006 (in thousands of Rubles)

INDEX	the 9 months of 2006
1. Income before taxes	2 248 398
2. Profit utilization:	
Profit tax	581 198

General director of
JSC «Irkutskenergo» ____________ Sergey V. Emdin

Acting chief accountant of
JSC «Irkutskenergo» ____________ Tatiana N. Kuznetsova